UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-37427

(Check One):☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2020
☐ Transition Report on Form 10-K                ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                 ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION
Full Name of Registrant         Horizon Global Corporation
Former Name if Applicable    ____________________________________
Address of Principal Executive Office (Street and number)
47912 Halyard Drive, Suite 100
City, State and Zip Code       Plymouth, Michigan 48170
PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Horizon Global Corporation (the “Company”) has experienced unexpected delays in the filing of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (the “Form 10-Q”) within the prescribed time period due to delays experienced in completing the Company’s financial statements and certain disclosures required in the Form 10-Q. The delays could not be eliminated without unreasonable effort or expense.
The Company expects to file the Form 10-Q within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934 after resolution of these issues.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew J. Meyer	(734) 656-3060
(Name)	(Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Horizon Global Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

HORIZON GLOBAL CORPORATION
Date: May 11, 2020	By:/s/ Matthew J. Meyer
Name: Matthew J. Meyer Title: Chief Accounting Officer